FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of October 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






                             BG Group plc

               Notification of Major Interest in Shares



On 3 October 2003 BG Group plc received notification from The Capital Group Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act, 1985, that Capital Guardian Trust Company, an affiliate of The Capital Group Companies, Inc. had a notifiable interest in 139,515,488 ordinary shares of 10p representing 3.952% of the issued share capital of BG Group plc. Capital Guardian Trust Company had previously notified (on 24 July 2003) an interest in 141,288,473 ordinary shares of 10p, representing 4.002% of the issued share capital of BG Group plc.


As a result of this notification, the total interest of The Capital Group Companies, Inc. is now 295,000,672 ordinary shares of 10p, representing 8.356% of the issued share capital of BG Group plc. The Capital Group Companies, Inc. had previously notified (on 4 July 2003) an interest in 285,506,654 ordinary shares of 10p, representing 8.09% of the issued share capital of BG Group plc.


BG Group plc
6 October 2003

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 6 October, 2003                         By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary